UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 001-32461

PERU COPPER INC.

(Exact name of registrant as specified in its charter)

Suite 920

475 West Georgia Street

Vancouver, BC, Canada V6B 4M9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F: Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peru Copper Inc.

Date: February 10, 2006	/s/ Thomas J. Findley
Thomas J. Findley Chief Financial Officer

Exhibit Index

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	Press release, dated February 6, 2006, announcing the appointment of Dr. Miguel Grau to the board of directors and the resignation of Mr. Alan Hill as a director of Peru Copper Inc.

2	Press release, dated February 9, 2006, regarding a conference call notification.

3	Press release, dated February 9, 2006, announcing results of pre-feasibility study.